  Exhibit 99.1

Form 51-102F3
Material Change Report

Item 1
Name and Address of Company

Digatrade Financial Corp.
1500 West Georgia Street, Suite 1300
Vancouver, BC V6G-2Z6

Item 2
Date of Material Change

November 30, 2018

Item 3
News Release

December 3, 2018
Dissemination via Sedar and under Form 6-K on Edgar

Item 4
Summary of Material Change

Digatrade Financial Corp (the “Company”) provides results of November 30, 2018 AGM.

Item 5
Full Description of Material Change

5.1
Full Description of Material Change

Vancouver, British Columbia - December 3, 2018 - DIGATRADE FINANCIAL CORP. (OTCQB: DIGAF) an OTC digital trade desk for institutions and financial technology “Fintech” company today announced that all resolutions were passed by the requisite majority at its annual general meeting held in Vancouver, British Columbia on November 30, 2018. WDM Chartered Accountants were re-appointed as auditors of the Company for the ensuing year.

A total of 142,843,185 common shares were represented at the AGM, representing 63.98% of the votes attached to all outstanding common shares as at the record date. All of the matters submitted to the shareholders for approval as set out in the Company’s notice of meeting and information circular dated October 31, 2018, were approved by the requisite majority of votes cast at the AGM.

Shareholders voted in favour of setting the number of directors at five and the following incumbent directors were re-elected: Brad J. Moynes; President & CEO, Tyrone Docherty; Director, James Romano; Director and the appointment of Timothy Delaney; Director on November 20, 2018 was duly ratified.

Additional information will be provided as it materializes.

5.2
Disclosure for Restructuring Transactions

None

Item 6
Reliance on subsection 7.1(2) of National Instrument 51-102

None

Item 7
Omitted Information

None

Item 8
Executive Officer

Brad J. Moynes, CEO
+1(604) 200-0071

Item 9
Date of Report

December 3, 2018